Exhibit 99.1

Fangdd unveils 2024 strategic layout, aims to enter the real estate stock asset services sector

SHENZHEN, China, March 08, 2024 (GLOBE NEWSWIRE) -- Due to urbanization slowdown and per capita housing saturation in China, the traditional real estate industry is constantly shrinking in development scale, and the Chinese real estate market is gradually shifting from an “incremental market” to a “stock market”. In the long term, stock assets will be continuously accumulated in scale and value, and the operation of stock assets will become increasingly significant, which will inevitably replace incremental real estate development as the main track. In the United States and Japan where the real estate markets are mature, a group of excellent asset service enterprises have emerged in the areas of long-term rental apartments, commercial real estate, and other stock assets. In response to this trend of the real estate industry, Fangdd plans to enter the trillion dollar market of real estate stock asset services and actively explore related business.

In 2024, Fangdd has planned a strategic blueprint for real estate stock asset services: by filling gaps, elongating strengths, and forging new strengths, Fangdd aims to build a leading platform of real estate stock asset services with comprehensive service capabilities of operation, sales, and technology. To this end, Fangdd will focus on the following two aspects in 2024: 1. improving asset revitalization capabilities by establishing the operational and technological services required for real estate stock assets; 2. increasing service asset projects by seizing potential opportunities of stock assets mainly in the areas of apartments, commercial properties and industries.

With many years of experience in real estate transaction services, Fangdd has self-operated business in 15 cities of China. Due to an average of nearly 20 years of real estate operating experience, our founding team has a profound understanding of real estate industry in terms of operation and management.

In the short term, under the continuous downward trend of the real estate transaction business, Fangdd, through the strategic layout of real estate stock asset services, can diversify income sources and resist the operational risks from sole dependence on transaction commissions. In the long run, real estate stock asset services can bring new business opportunities and growth momentum and opportunities and new growth poles, which will contribute to our business transformation and upgrading.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li
Director, Capital Markets Department
Phone: +86-0755-2699-8968
E-mail: ir@fangdd.com